Exhibit 77(c)

              Submission of matters to a vote of security holders

To approve an Agreement and Plan of Reorganization ("Reorganization Agreement") by and among ING Lexington Money Market Trust and ING Classic Money Market Fund providing for the reorganization of ING Lexington Money Market Trust with and into ING Classic Money Market Fund;

                                                          Shares Voted Against
                                       Shares Voted For       or Withheld
                                       ----------------       -----------

ING Lexington Money Market Trust        20,291,436.516         716,969.290
ING Money Market Fund                   16,112,425.288       1,300,384.454